United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Empire Resources, Inc.
(Name of Issuer)

Common Stock
(Title Class of Securities)

29206E100
(CUSIP Number)

Nathan Kahn Sandra Kahn c/o Empire Resources, Inc. 2115 Linwood Avenue 2nd Floor Fort Lee, NJ 07024 (201) 944-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 17, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) or Rule 13d-1(f), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29206E100	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Nathan Kahn S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,220,697 (See Note (1) below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,220,697 (See Note (1) below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,220,697 (See Note (1) below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.1%
14	TYPE OF REPORTING PERSON* IN

(1) Includes 518,174 shares that may be acquired by Nathan Kahn upon conversion of 10% Convertible Senior Subordinated Notes due June 1, 2016 (which number of shares is subject to adjustment in accordance with the terms of the 10% Convertible Senior Subordinated Notes). Nathan and Sandra Kahn share voting and investment power with respect to all shares reported, except for the shares that may be acquired upon conversion of the 10% Convertible Senior Subordinated Notes, with respect to which Sandra Kahn disclaims beneficial ownership.

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SCHEDULE 13D

CUSIP No. 29206E100	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Sandra Kahn S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,220,697 (See Note (1) below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,220,697 (See Note (1) below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,220,697 (See Note (1) below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.1%
14	TYPE OF REPORTING PERSON* IN

(1) Includes 518,174 shares that may be acquired by Nathan Kahn upon conversion of 10% Convertible Senior Subordinated Notes due June 1, 2016 (which number of shares is subject to adjustment in accordance with the terms of the 10% Convertible Senior Subordinated Notes). Nathan and Sandra Kahn share voting and investment power with respect to all shares reported, except for the shares that may be acquired upon conversion of the 10% Convertible Senior Subordinated Notes, with respect to which Sandra Kahn disclaims beneficial ownership.

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Item 1. Security and Issuer

This statement on Schedule 13D (the "Statement") relates to the shares of common stock, par value $.01 per share (the "Shares"), of Empire Resources, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2115 Linwood Avenue, 2nd Floor, Fort Lee, New Jersey 07024.

Item 2. Identity and Background

This Statement is being filed by Nathan Kahn and Sandra Kahn (the “Reporting Persons”). The Reporting Persons are husband and wife. Nathan Kahn is the Chief Executive Officer and President of the Company and a member of the Company’s board of directors. Sandra Kahn is Vice President, Chief Financial Officer, Treasurer and Secretary of the Company and a member of the Company’s board of directors. The business address of the Reporting Persons is c/o Empire Resources, Inc., 2115 Linwood Avenue, 2nd Floor, Fort Lee, New Jersey 07024.

During the last five years, neither of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

This Statement is being filed to report the information in Item 4 which may be deemed to be a change in the purpose for which the Reporting Persons hold the Shares within the meaning of Rule 13d-(e) and not because the Reporting Persons have acquired or disposed of any Shares. The Shares reported on this Statement have been reported previously by the Reporting Persons in a Schedule 13G dated February 14, 2014 (with the exception of any additional Shares that may be issuable upon conversion of the 10% Convertible Senior Subordinated Notes of the Company due June 1, 2016 as a result of adjustments to the conversion price of such notes since the filing of the Schedule 13G) and (other than Shares that may be issuable upon conversion of the 10% Convertible Senior Subordinated Notes of the Company due June 1, 2016 held by the Reporting Persons) on a Schedule 13D initially filed with the Securities and Exchange Commission on October 27, 1999 or any of amendments 1, 2, 3 and 4 thereto. (As reported in the Schedule 13D, 8,915,523 Shares were issued to the Reporting Persons in a merger transaction involving the Company in 1999. Funds for the purchase in 2011 by Nathan Kahn of 10% Convertible Senior Subordinated Notes of the Company due June 1, 2016 were obtained from personal funds. Therefore, no new funds were required in connection with the Shares reported on this Statement.

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As described in Item 4, the Reporting Persons are exploring the possibility of formulating a proposal to acquire the Company. No funds will be required unless a proposal to acquire the Company is made, an agreement is reached regarding the transaction with the Company, and the transaction is consummated. At this time, the Reporting Persons have not made any arrangements with third parties with respect to the financing of any possible acquisition transaction. Item 4 describes discussions the Reporting Persons may pursue relating to possible financing.

Item 4. Purpose of Transaction

The Reporting Persons have decided to explore the possibility of formulating a proposal to acquire all Shares of the Company that they do not own in a merger or similar transaction. At this time, no decision has been made to make a proposal or the possible terms or conditions of a proposal. However, it is expected that, if a proposal is made, the proposal would contemplate the acquisition of all outstanding Shares not owned by the Reporting Persons for cash.

The Reporting Persons intend to discuss with the other holders of the Company’s 10% Convertible Senior Subordinated Notes due June 1, 2016 the possibility of those holders participating in a possible acquisition of the Company with the Reporting Persons by “rolling over” their notes or otherwise providing a portion of the equity or debt financing for a possible transaction. The Reporting Persons also anticipate that certain members of senior management of the Company would be offered the opportunity to participate as equity holders in any possible transaction. In connection with the evaluation of the feasibility of a possible acquisition transaction, the Reporting Persons will engage in discussions with a number commercial banks, investment firms and similar financial institutions as well as individual acquaintances regarding financing alternatives for any possible transaction. Additionally, the Reporting Persons expect to engage an investment banking or similar firm providing financial advisory services to assist the Reporting Persons in analyzing possible transactions, the possible formulation of a proposal to be submitted to the Company or its shareholders, and related matters.

Prior to the filing of this Statement, the Reporting Persons advised the Company’s board of directors of their intention to explore the possibility of an acquisition of all Shares of the Company and expect that the board of directors will form a committee of disinterested directors to consider any proposal that the Reporting Persons may make and to otherwise have authority with respect to a matters involving a sale of the Company.

There can be no assurance that the Reporting Persons will decide to make an acquisition proposal or, if a proposal is made, that any transaction will result therefrom.

Except as set forth above, the Reporting Persons do not have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own an aggregate of 4,220,697 Shares, comprised of (i) 3,702,523 Shares currently outstanding and (ii) 518,174 Shares that may be acquired by Nathan Kahn upon conversion of 10% Convertible Senior Subordinated Notes of the Company due June 1, 2016. Such Shares represent approximately 46.1% of the outstanding Shares (based upon the 8,629,368 Shares reported by the Company to be issued and outstanding as of August 10, 2015 in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 and including as outstanding the Shares which may be acquired by Nathan Kahn upon conversion of 10% Convertible Senior Subordinated Notes due June 1, 2016 and Shares underlying the options held by the Reporting Persons).

(b) The Reporting Persons may be deemed to share voting and dispositive power with respect to the 4,220,697 Shares described in (a) above; however, Sandra Kahn disclaims beneficial ownership of the Shares that may be acquired upon conversion of the 10% Convertible Senior Subordinated Notes due June 1, 2016.

(c) Neither of the Reporting Persons has effected any transactions in the securities of the Company during the past sixty days.

(d) and (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Neither of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 Joint Filing Agreement between Nathan Kahn and Sandra Kahn

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 2015

By:	/s/ Nathan Kahn
Name: Nathan Kahn, individually

By:	/s/ Sandra Kahn
Name: Sandra Kahn, individually

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EXHIBIT 1 – JOINT FILING AGREEMENT

Joint Filing Agreement

The undersigned hereby agree that the Statement on Schedule 13D filed herewith (and any amendments thereto), relating to the common stock of Software Inc., is being filed with the Securities and Exchange Commission jointly pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

By:	/s/ Nathan Kahn
Name: Nathan Kahn

By:	/s/ Sandra Kahn
Name: Sandra Kahn

Dated: September 18, 2015

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